SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 21, 2004**

Commission File Number	Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification Number
0-33207	**GREAT PLAINS ENERGY INCORPORATED** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200	43-1916803
	NOT APPLICABLE (Former name or former address, if changed since last report)	
1-707	**KANSAS CITY POWER & LIGHT COMPANY** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200	44-0308720
	NOT APPLICABLE (Former name or former address, if changed since last report)	

Great Plains Energy Incorporated (Great Plains Energy) and Kansas City Power & Light Company (KCP&L) (the Registrants) are separately filing this combined Current Report on Form 8-K (Report). Information contained herein relating to an individual Registrant is filed by such registrant on its own behalf. Each Registrant makes representations only as to information relating to itself.

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE

Great Plains Energy, through a wholly-owned subsidiary, has agreed to purchase an additional 11.45% interest in Strategic Energy, L.L.C. ("Strategic Energy") from SE Holdings, L.L.C. ("SE Holdings") pursuant to SE Holdings' right to put all or part of its ownership interest ("Put Interest"). The fair market value of the Put Interest was determined to be $88.8 million (excluding transaction costs) in accordance with the procedure agreed to by the parties in a letter agreement dated February 9, 2004. Richard M. Zomnir, current President and Chief Executive Officer of Strategic Energy, disclosed in connection with this purchase that he holds 25.24% of SE Holdings.

With this purchase, Great Plains Energy, through its subsidiaries, will indirectly own approximately 99% of Strategic Energy. The remaining interest in Strategic Energy will continue to be held by SE Holdings. Mr. Zomnir will remain in the position as Chief Executive Officer of Strategic Energy until his successor is named. Effective immediately, Andrew Washburn, Chief Financial Officer of Strategic Energy, will assume the additional position of President on an interim basis. An executive search is being conducted considering both internal and external candidates. The consummation of this transaction is expected to occur by the end of the second quarter subject to the approval of the Federal Energy Regulatory Commission.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibit No.

    99   Press release issued by Great Plains Energy Incorporated on April 21, 2004.

ITEM 12.   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 21, 2004, Great Plains Energy issued a press release announcing first quarter 2004 earnings. A copy of the press release is attached to this report on Form 8-K as Exhibit 99.

The press release contains information regarding Great Plains Energy's reportable segments, including the KCP&L reportable segment. Accordingly, this report is also being furnished on behalf of KCP&L.

The information in this Item 12, and the exhibit attached to this report, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Item 12, and the exhibit attached to this report, shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED

/s/Jeanie Sell Latz
Jeanie Sell Latz
Executive Vice President-Corporate and Shared
Services and Secretary

KANSAS CITY POWER & LIGHT COMPANY

/s/Jeanie Sell Latz
Jeanie Sell Latz
Secretary

Date: April 22, 2004